Received SEC
APR 2 2 2009
Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 1-A
REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

EquityPoint, LLC Fund I series
(Exact name of issuer as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

1800 Washington Ave.
Vincennes, IN. 47591
800-910-0375 telephone
812-886-5856 fax
mattbuckels@primoproperties.us

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

(Name, address, including zip code, and telephone number, including area code, of agent for service)

6513 (Primary standard Industrial Number) Classification Code Number)	26-2996429 (I.R.S. Employer Identification

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I — NOTIFICATION
The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties
List the full names and business and residential addresses, as applicable, for the following persons:

Matt Buckels and Darrell Troyer, through the parent LLC, EquityPoint, will be the sole managers and directors of the Company. The business address for the Company shall be 1800 Washington Ave., Vincennes, IN. 47591

Matt Buckels has been issued 25% of the Company's common interest or units in consideration of services to be rendered. Darrell Troyer has been issued 25% of the Company's common interest or units in consideration for management services to be rendered.

This offer was written by Jillian Ivey Sidoti, counsel for the issuer. The Law Office of Jillian Ivey Sidoti is located at 34721 Myrtle Court, Winchester, CA 92596. Counsel for EquityPoint, LLC has not acted on behalf of the prospective investors or conducted a review or investigation in their behalf with respect to this Offering. Subscribers are urged to consult with independent market, legal and accounting professionals to the extent deemed necessary to evaluate the risks and merits of investing in this Offering.

This offering is self-underwritten, which means that it does not involve the participation of an underwriter or broker, and as a result, no broker for the sale of our securities will be used. In the event a broker-dealer is retained by us to participate in the offering, we must file a post-effective amendment to the registration statement to disclose the arrangements with the broker-dealer, and that the broker-dealer will be acting as an underwriter and will be so named in the prospectus. Additionally, the FINRA'S corporate finance department must issue a "no objection" position on the terms of the underwriting compensation before the broker-dealer may participate in the offering.

ITEM 2. Application of Rule 262

None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

This offer does not involve the resale of securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

These securities shall be offered in the states of Indiana, Illinois, Kentucky, Massachusetts, Delaware. The Managers of the Company shall file this Form 1-A as well as any other required forms in accordance with state laws as well as all required advertising materials.

The Managers plan on advertising the sale of these securities using billboards, newspaper articles, postcards, flyers, direct mail campaigns, radio and television advertisements.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

The Issuer has issued the following units in the last year:

EquityPoint, LLC Series Fund I common unit interest to the individual Managers of EquityPoint, LLC were issued the following interests:

Darrell Troyer – 25% common interest units in Management Series
Matt Buckels – 25% common interest units in Management Series

EquityPoint, LLC Management Series – 50% common interest units

Since Mr. Buckels and Mr. Troyer were issued these securities in consideration for services rendered as opposed for cash contributions, Mr. Troyer and Mr. Buckels will not receive any cash distributions until the Subscribers under this Offering receive the preferred return herein described. The Company's Operating Agreement (attached as an exhibit) further describes the preferred return.

The issuer is relying on Regulation A of the Securities Act of 1933, aka The Conditional Small Issues Exemption. The issuer qualifies for such exemption as the issuer of the securities:

1. is an entity organized under the laws of the United States or Canada, or any State, Province, Territory or possession thereof, or the District of Columbia, with its principal place of business in the United States or Canada;
2. is not subject to section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") immediately before the offering;
3. is not a development stage company that either has no specific business plan or purpose, or has indicated that its business plan is to merge with an unidentified company or companies;
4. is not an investment company registered or required to be registered under the Investment Company Act of 1940 ;

5. is not issuing fractional undivided interests in oil or gas rights as defined in Rule 300 or a similar interest in other mineral rights; and
6. is not disqualified because of Rule 262; and
7. The sum of all cash and other consideration to be received for the securities ("aggregate offering price ") will not exceed $5,000,000. This offering does not include any affiliate resales.

ITEM 6. Other Present or Proposed Offerings
Neither the issuer nor any of its affiliates are currently offering or contemplating the offering of any securities
in addition to those covered by this Form 1-A. In accordance to Section 3.11 of the Company's Operating Agreement, the Managers have agreed to not raise funds for any competing funds until all securities under this Offering are sold.

ITEM 7. Marketing Arrangements
These units will become eligible for sale six months from their date of initial issuance, but only in accordance to the Company's Operating Agreement and subject to the limitations of Rule 144. We cannot predict the effect, if any, that offers or sales of these units would have on the market price. Nevertheless, sales of significant amounts of restricted securities could adversely affect the fair market price of the units, as well as impair our ability to raise capital through the issuance of additional equity.

Under Rule 144, a person who is not an affiliate and has not been an affiliate for at least three months prior to the sale and who has beneficially owned units for at least six months may resell their units without compliance with the foregoing requirements. In meeting the one-and two-year holding periods described above, a holder of units can include the holding periods of a prior owner who was not an affiliate. The holding periods described above do not begin to run until the full purchase price or other consideration is paid by the person acquiring the units from the issuer or an affiliate.

There is presently no agreement by any holder, including our "affiliates", of "restricted" units not to sell their units. Despite this, since returns on their respective interests provide the majority of compensation for services to be rendered for managing and directing the Company, the Manager, Mr. Troyer and Mr. Buckels, have no intention of selling their units. Mr. Buckels and Mr. Troyer will also be subject to the restrictions under Sections 12, 13, and 14 of the Company's Operating Agreement.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement
No expert named in this offering statement was employed on a contingent basis. In exchange for services rendered for this Form 1-A, the Law Office of Jillian Sidoti was paid $12,500.

ITEM 9. Use of a Solicitation of Interest Document
The issuer has provided prospective purchasers a written documents and broadcasts to determine whether there is any interest in this securities offering. The issuer has provided such documents and broadcasts to the Commission in accordance with Rule 254. The issuer did not solicit or accept any money or other consideration from any prospective investor. The issuer will not make any sales until this offering statement has been qualified.

PART II — OFFERING CIRCULAR

EquityPoint, LLC Fund I Series
Type of securities offered: **Preferred LLC units**
Maximum number of securities offered: **200,000**
Minimum number of securities offered: **20,000**
Price per security: **$10**
Total proceeds: If maximum sold: **$2,000,000** If minimum sold: **$200,000**

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No
If yes, what percent is commission of price to public? **N/A**
Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)
Is there an escrow of proceeds until minimum is obtained? [X] Yes [ ] No (See Question No. 26)
Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [X] No (See Question No. 25)
Is transfer of the securities restricted? [X] Yes [ ] No (See Question No. 25)
INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANYSECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:
[ ] Has never conducted operations.
[X] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering may be registered for offer and sale in the following states:
Delaware
Illinois
Indiana
Kentucky
Massachusetts

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 108 pages.

THE COMPANY

EquityPoint, LLC Fund I series
A Delaware Limited Liability Company
1800 Washington Ave
Vincennes, IN. 47591- 0472
812-887-2249 mobile
812-886-5856 fax
CONTACT: Matt Buckels

The Management of EquityPoint, LLC Fund I Series is hereby offering for sale equity units with a preferred rate of return depending on the level of investment (See "Dividends, Distributions, and Redemptions"). This offering is a "mini/max" offering with a minimum proceeds to the Company of $200,000 and a maximum proceeds of $2,000,000. In the event that the Company does not raise the minimum required capital of $200,000 by January 6, 2010, the Company shall return all funds collected from investors.

The Company is authorized to issue 500,000 units. 200,000 units are of previously unissued units are offered here. There are currently 250,000 units issued and outstanding. All 250,000 units are held by EquityPoint, LLC Management Series (the Manager of EquityPoint, LLC Fund I Series). The remaining 50,000 units shall be issued as employee compensation and other incentive based pay.

THE FOLLOWING NARRATIVE DESCRIBES THE PLAN FOR THE BUSINESS OF EquityPoint, LLC Fund I series BY MANAGEMENT. HOWEVER IT SHOULD BE RECOGNIZED THAT MANAGEMENT HAS BROAD DISCRETION WITH RESPECT TO THE CONDUCT OF THE BUSINESS AND AFFAIRS OF EquityPoint, LLC Fund I series. ACCORDINGLY, MANAGEMENT IS UNDER NO OBLIGATION TO FOLLOW THE PLAN OF ACTION OUTLINED BELOW. MANAGEMENT MAY MODIFY THE FOLLOWING PLAN TO THE EXTENT THAT MANAGEMENT BELIEVES THAT MODIFICATION OR ALTERATION ARE NECESSARY AND IN THE BEST INTERESTS OF EquityPoint, LLC Fund I series AND ITS MEMBERS. ADDITIONALLY, UNLESS OTHERWISE INDICATED, ALL FIGURES AND PERCENTAGES HEREIN SET FORTH WITH REGARD TO COMPETITORS, MARKETS, MARKET SHARE, FINANCIAL PROJECTIONS, AND WITH REGARD TO INDUSTRY VOLUMES, NOT OTHERWISE SUPPORTED BY REFERENCE TO THIRD PARTY SOURCES, ARE AND SHOULD ONLY BE CONSTRUED AS EDUCATED ESTIMATES BY MANAGEMENT, WHICH RESULT FROM THE INABILITY OF MANAGEMENT TO OBTAIN SPECIFIC DATA. ACCORDINGLY, THE INVESTOR IS CAUTIONED TO REFRAIN FROM APPLYING ANY OTHER SIGNIFICANCE TO SUCH FIGURES AND PERCENTAGES EXCEPT AS OTHERWISE SPECIFICALLY INDICATED. **SEE, "RISK FACTORS."**

We caution readers regarding certain forward-looking statements in the following discussion and elsewhere in this report and in any other statement made by, or on our behalf, whether or not in future filings with the Securities and Exchange Commission. Forward-looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments. Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control and many of which, with respect to future business decisions, are subject to change. These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward-looking statements made by, or our behalf. We disclaim any obligation to update forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievement expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "intend," "expects," "plan," "anticipates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of such terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements.

RISK FACTORS

An investment in the Company involves the risk of a loss of the Members' capital. Potential investors are to carefully consider each of the following factors, and to discuss them with their advisors, including attorneys, accountants, and investment advisors.

No market exists for units

There is a risk that no market for the Units exists and as a result, the investment in the Company is illiquid in the event the Member desires to liquidate their interest. If a Member attempts to sell their Units, prior to the dissolution of the Company, there is no certainty that the Unit can be sold for full market value or that the Unit may be sold at any price.

Company intends to use leverage

The Company's use of leverage increases the risk of an investment in the Units, as it is possible that the investments will be inadequate to make the monthly debt service required on the loan. A result of the Company being unable to make the required financing payments could be that the lender on the Property would foreclosure on the Property and some or all of the Company's investment in the Property will be lost.

There is also the risk that at the time of the sale of the Property, the sales proceeds will not be greater than the amount needed to pay off the total remaining balance of the financing and, as a result, some or all of the Company's investment in the Property will be lost.

Financial projections

Information provided in this Offering is intended to provide a prospective investor with sufficient facts concerning the proposed investment to make an informed decision as to whether the investor should invest in the Company. Projections of income and expenses incurred in connection with the operations of the Property and projections of the results of disposition of the land are based on existing facts but are not intended to be guarantees or warranties to the investor.

Financial Projections Require Caution

Any financial projections set forth in this Offering or provided by Management are for discussion purposes only and based on an analysis performed by EQUITYPOINT. Although Management believes that the analysis and underlying assumptions contained in any financial projections are well founded, there can be no assurances that the analysis or the financial projections are accurate. Additionally, if the assumptions and conclusions contained in financial projections are incorrect or mistaken for any reason, then the ability of EQUITYPOINT to realize its projections or to achieve profitable operations will be adversely affected. Subscribers are urged to consider that any financial projections were prepared by Management assuming a most-likely case scenario in the marketplace for EQUITYPOINT and the completion of this Offering. Projections are not guarantees of future financial performance, nor should they be understood as such by subscribers. Subscribers should be aware of the inherent inaccuracies of forecasting. Accordingly, subscribers may wish to consult independent market professionals about EQUITYPOINT's future performance.

Regional, state and local economic conditions

The result of the performance of a Property is likely to be dependent upon the condition of the economy in the parts of the world in which the Property operates and the specific state and local in which the Property is located. In addition, there is a risk, that at the time of the projected sale of the Property, the market place may be different than projected.

Company track record

This is a new venture for the Company. The Company has no track record acquiring or managing real estate although the Members acting as Managers, Mr. Matt Buckels and Mr. Darrell Troyer, have prior experience in investing, rehabilitating, renting, and disposing of real property.

Risks related to owning Property

Factors which might affect the Company when it owns investment or equity in Property might include, but are not limited to any or all of the following; changing industry regulations, adverse use of adjacent or neighboring real estate by its owners, changes in the demand for or supply of competing Entities, local economic factors which could result in the reduction of the fair market value of a Property, uninsured losses, significant unforeseen changes in general or local economic conditions, inability of the Company to obtain the services of appropriate consultants at the proposed cost, changes in legal requirements for any needed permits, licenses, or other legal documents in order to do business, changes in federal or state regulations applicable to the business and affairs of the individual Property, failure of a lender to approve a loan on terms and conditions acceptable to the Company, lack of adequate availability of liability insurance or all-risk or other types of required insurance at a commercially-reasonable price, shortages or reductions in available energy, acts of God or other calamities.

The Maximum Proceeds may not be raised

There is a risk that the Manager may not be able to raise the maximum offering proceeds of Two Million Dollars ($2,000,000).

The Manager will not obtain an IRS ruling as to the tax status of the group

In 1996, the IRS adopted regulations simplifying the classification of the Property issue in investment groups. As applied on the federal level, these regulations replace the four prong test which has historically been applied to determine the classification of the Property as a corporation or a partnership. The recent adoption by the IRS of the so-called 'check-the-box' regulations sets partnership as the Federal tax default classification for limited liability companies being formed today. No action is needed to be taken by the Company if it does not elect to be taxed as a corporation.

The Company, will operate under the Delaware Liability Company Act, and as such, the Company will elect to be treated as a partnership for State income tax purposes.

After reviewing the Delaware and Federal requirements, the Manager has determined not to obtain an IRS ruling as to the tax status of the group.

Tax liability may exceed cash distribution from operations

As a result of decisions of the Manager in operating the Company, which may require the suspension of cash distribution due to a need to maintain a higher level of cash reserves, along with other events, there is a risk that, in any tax year, the tax liability owed by a Member, will exceed the cash distribution in that year. As a result, some or all of the payment of taxes may be an out of pocket expense of the Member.

Tax liability may exceed cash distribution from the disposition

There is a risk that on the disposition of the Property the tax liability of the Member may exceed the distributable cash available. In the event of an involuntary disposition of any individual Property, there is the possibility of a Member having a larger tax liability than the amount of cash available for distribution at the time of the event, or at any time in the future.

Risk of audit of Member's returns

There is a risk that an audit of the Company's records could trigger an audit of the individual Member's tax records.

Risk that Federal or State income tax laws will change

There is a risk associated with the possibility that the Federal or State income tax laws may change affecting the projected results of an investment in the Company.

Lack of capital

There is a risk that the amount of capital to be raised by the company will be insufficient to meet the investment objectives of the Company. If there is a shortage of capital, the Manager will use its best efforts to obtain funds from a third party. Obtaining funds from a third party may require an increase in the amount of financing the Company will be obligated to repay. In addition, there is no certainty that funds from a third party will available at a reasonable cost, if available at all. For example, although the company intends to purchase 450 units over the next five (5) years, the Company may not be able to purchase all units without additional financing. In accordance with the types of properties the Company intends on purchasing, the Company should be able to meet its required capital needs, but changes in interest rates, natural disasters, or other unforeseen circumstances may tighten our cash supply. If the company does not raise the maximum proceeds of this offer the company may purchase less than the intended 450 over the next five years. For example if the company raises 75% of the offering the company may only purchase 325-350 units over the nest 5 years.. Subsequently if the company only raises 50% of the offering the company may only purchase 200-225 units over the next five years.

Inability to dispose of properties in a reasonable time.

It is the Company's intention to dispose of properties within 180 days of being on the market. However, since the several factors in the real estate market is difficult to predict, the Company may not be able to fulfill this objective. The Company may be constrained by such factors as current market value, the local economic conditions, changes in zoning or population, lending policies, and other unforeseen conditions.

Lack of Loans from the Members or Manager

In the event of a lack of capital and the unavailability of third party borrowing, Article 8 of the Operating Agreement establishes the process to allow Members to make loans to the Company. There is no certainty that either the Manager or any of the Members will consent to make a loan to the Company.

Members of the Manager is now or may in the future be the Managers of other Companies

In addition to being the Manager of the Company, members of the Manager are currently the Manager of other companies and may become Managers of companies to be formed. As such, the Manager may have made or will have to make commitments to other companies that preclude the Manager from being able to devote its entire time or entire financial assets to the business of the Company.
The Manager will not commence fundraising in a competing fund until the sale of the Units in the Company is completed.

Federal, State and Local regulations

There is a risk of a change in the current Federal, State and Local regulations as it may relate to the operations of an individual Property in the area of fuel or energy requirements or regulations, particular industry regulations, blue laws, construction and building code regulations, approved property uses, zoning and environmental regulations, among other regulations.

Track record

The Company is newly formed and has no operational history. It will be managed by the Manager. However, members of the Manager have significant experience in the acquisition, operation and disposition of real estate.

Lack of control by Members

The Members will have little or no control over the Company's day to day operations, and will be able to vote only on specified major decisions. If the

Members are unhappy with the progress of the Manager, the Members can terminate the services of the Manager, but this will require a seventy five Percent (75%) vote.

Darrell Troyer and Matt Buckels, via the manager EquityPoint, LLC, have significant control over member matters, which will restrict the ability of minority Members to influence Company activities. The Managers hold 50% of the units as of the date of this Offering which gives them voting control over all matters submitted to a vote of Members, including the election of the Manager, amendments to our certificate of organization, Operating Agreement, and approval of significant corporate transactions. This consolidation of voting power could also have the effect of delaying, deterring or preventing a change in control of EquityPoint that might be beneficial to other Members.

Liabilities will be deemed limited to the series

This is a Series L.L.C. which may establish designated series of members, managers, limited liability company interests having separate rights, powers, or duties with respect to specified property or obligations of the limited liability powers company or profits and losses associated with specified property or obligations, and, to the extent provided in the limited liability company agreement, any such series may have a separate business purpose or investment objective and/or limitation on liabilities of such series in accordance with the provisions of 6 Del. C. Section 18-215. Notice is hereby given pursuant to 6 Del. C. Section 18-215 that debts, liabilities, and obligations incurred, contracted for, or otherwise existing with respect to a particular series of the LLC, shall be enforceable against the assets of such series only and not against the assets of such series.

The Company holds no real Suitability Standards in determining if investment in the securities offered in this Offering Statement are right for any particular investor.

Although the Company will require every investor to provide a subscription agreement to the Managers of the Company prior to their investment being accepted, the Company does not have any suitability standards for investors. The Company does reserve the right to reject subscription agreements if they feel that the individual investor may not be able to bear the risk of the investment. However, it is the sole responsibility of the individual investor to determine if they are able to bear the risks associated with purchasing the securities herein.

BUSINESS AND PROPERTIES

Executive Summary

EquityPoint, LLC Fund I series (also referred to as the "Company" or "EquityPoint") was formed as a new and different way for the small investor to invest in real estate, without all of the hassles involved in managing properties, and for a smaller investment than what is typically required for larger multi-family residential properties.

This business plan outlines the objective, focus, and implementation of this investment and the Company.

The management teams of Matt Buckels and Darrell Troyer, via EquityPoint, LLC, the parent LLC of

Fund I series, have extensive experience in property management and rehabilitation and have owned investment property since 1996.

As properties are purchased EquityPoint plans on hiring property management company to manage the individual properties.

Overview

EquityPoint will streamline property acquisition and management. First, the Company will establish the proposed market sustainability by analyzing market trends, employment, and demographic characteristics. Second, EquityPoint will expedite the property acquisition process with its experienced personnel. Finally, the Company plans to provide superior management and customer service to retain tenants at each multi-family housing unit.

Acquisition: EquityPoint plans to exercise its property acquisition expertise to obtain 5 to10 properties with a total of 450 apartment units. The Company will investigate property acquisition opportunities in emerging markets regionally throughout the Midwest and nationally throughout the U.S. EquityPoint will look for properties between 50 to 100 units that for some reason are underperforming. The primary reasons could include poor management, the need for repairs or the owners are tired of it and just want to move on.

Syndication: EquityPoint will offer shares in properties to outside investors that are looking to maximize their returns. This will be combined with financing from the sellers of the property and/or traditional bank financing to purchase the property.

Management: The Company will manage its property units to maximize return on investment. This will include marketing to potential tenants, maintenance, and customer service. Each property will have onsite management to handle leasing of units and tenant relations. Maintenance will be handled by either experienced staff on site or by qualified outside companies depending on the size of the property and specific maintenance needs. We may choose to outsource management of individual properties to professional management companies to increase our potential to analyze and purchase other properties.

Disposition: EquityPoint will sell its properties at or near the peak of the market cycle to make the best use of its equities. After a period of 36 months properties will be analyzed in conjunction with their respective cash flow and current market trends to decide whether to keep or sell a property. Properties may be sold or refinanced and equity investors will be disbursed the sums of their investments.

Specific Properties

No specific properties have been identified by the Company. In the event that a specific property is identified, the Company shall file the appropriate post-effective amendment.

Opportunity

The desire of EquityPoint is to make available big time commercial real estate investments to the small investor. These are investments that, until now, were available only to the ultra affluent. The only option the small investor had was to be a landlord or those late night get rich quick schemes that do not work. Landlording involved dealing with the day to day problems of property management and maintenance, plus bookkeeping, accounting and legal considerations. EquityPoint has the necessary knowledge and experience to remove those responsibilities and problems associated with managing real estate to make investing in it enjoyable and hassle free.

Product/Service Description

The Company is located in Vincennes, Indiana and specializes in the ownership and management of multi-family residential real estate, primarily apartment buildings.

Foreclosures are at an all time high, the economy is bad and unemployment is up. The truth is that the real estate investment fad is over. After years of unrealistic appreciation, bad lending practices and a euphoric economy, the market had to make a correction. Along with this correction, comes an opportune time to capitalize on lower cost residences for households in transition. The Apartment Building Operators industry has revenues in excess of $31.3 billion in which average businesses earn $4 million annually.

Housing is a necessity. For many, renting a family-size housing unit is a transitional move. For others, renting family homes is a means of saving money or avoiding the expensive purchase of a home. Regardless of the particular needs that each renter faces, family housing units remain in high demand in the U.S. due to current market trends and the inherent and growing need for homes. This is further amplified during the foreclosure crisis. The Company will operate to meet an ever-present demand in the U.S. for rental homes by purchasing, renting, and managing multi-family housing units.

EquityPoint is an existing property investment company that specializes in capitalizing on regional emerging markets and equitable properties in the Midwest. The Company will likewise examine markets and properties that meet its high standards for investment return. The Company's services and products will include the following:

- Acquisition
- Syndication
- Management
- Disposition

Current Business Position

EquityPoint was established to own and manage multi-family residential real estate and to compliment the other companies, that the owners have, which focus primarily on single family residential. While the intent of the business is primarily multi-family residential, the company will own and manage other multi-family residential properties such as office and retail and will continue to look at those as opportunities present themselves.

The Company was developed to give the small investor an opportunity to invest in real estate, while allowing for the continued growth of the Company.

Company Background

EquityPoint is a client focused company specializing in acquisition, syndication, management and repositioning of multifamily housing. The Company grew to exist from its sister companies Homework Home Services LLC and Home Investments LP which focused on single family residential housing and Primo Properties, LLC which currently owns and manages multifamily properties.

Business Description

The Company provides real estate investments by partnering with select individuals looking to maximize their returns, while diversifying their portfolio, through real estate. The prime investment vehicle is multi family apartment buildings.

Company History

EquityPoint is a limited liability company organized under the laws of the state of Delaware.

Funding of the company to date has come from previous real estate investments and sales. No start up funding is required. The Company is now seeking debt and equity investors for individual property purchases. 80% of each purchase will come from multi-family residential lenders, with the remaining 20% coming from private equity investors.

EquityPoint currently will lease its head office which is located at 1800 Washington Avenue, Vincennes, Indiana 47591.

Industry Overview

Industry Definition

EquityPoint operates in the Apartment Building Operators industry (Standard Industrial Classification 6513) which includes establishments primarily engaged in the operation of apartment buildings.

Apartment buildings are defined as containing five or more housing units. More than 109,000 establishments comprise this nationwide $31.3 billion industry. According to Duns and Bradstreet, the average company reports annual earnings of $4.0 million while employing six people.

Primary Competitors

EquityPoint is aware of the need to evaluate its competitors. To this end, the Company has located the following main competitors.

Local Real Estate Investors

Strengths: local market presence, individual decision making

Weaknesses: inability to see around local conditions

Examples: will vary depending on market, in Indiana would include companies such as:

The Martin Group

Experienced in all types of investment property with special talents in apartments, retail, office, national marketing campaigns, problem properties and sensitive offerings.

Midwest Management

Midwest Apartment & Management Group, Inc. is a full service property management & acquisition company for real estate investors in Indiana and Ohio. Our management team manages multi-family apartment communities: government assisted complexes, mobile home parks and small mixed-use commercial properties.

Goebel Realty

Goebel Realty has over 35 years experience in real estate. We are located in Evansville Indiana and provide services in both southwestern Indiana and western Kentucky.

<u>National Real Estate Companies</u>

Strengths: quality service, strong established companies

Weaknesses: bureaucratic decision making, no local presence

Examples:

<u>Aimco</u>

Apartment Investment and Management Company (AIMCO) is the nation's largest owner and operator of apartment communities, with nearly 1,163 communities that include 202,337 units. Operating as a real estate investment trust (REIT), AIMCO engages in the acquisition, ownership, management and redevelopment of apartment communities in 46 states, the District of Columbia and Puerto Rico. The company serves nearly 750,000 residents each year.

<u>Boston Capital</u>

Boston Capital is acknowledged as one of the nation's leading real estate financing and investment firms, with multifamily housing and commercial holdings in 49 states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands. It offers a comprehensive range of services including tax credit investments, equity for market rate multifamily housing development, and equity and debt for affordable multifamily housing development.

<u>Sun America</u>

SunAmerica is the nation's leading investor in low-income housing tax credits provided under Section 42 of the Internal Revenue Code. SunAmerica has invested in more than 1,200 properties in 48 states, Puerto Rico and the Virgin Islands, comprising more than 156,000 units of affordable housing.

These businesses include just a few of the multi-family housing unit investment and building operators operating in the U.S. Our goal would be to capitalize on the weaknesses of each and develop their strengths in our own company. For example, to give us a local presence we would hire the best local property management company to run the property while at the same time keeping an outlook on national and local conditions that would affect the performance of the management company and ultimately the property. Also because we do not have to wait for committees to meet to address issues concerning property performance we can therefore respond quickly and decisively to property needs or market changes.

Market

The Company plans to investigate and pursue emerging market opportunities for equitable real estate ventures throughout the Midwest and Nationwide.

Emerging markets can be labeled as new growth markets or correcting markets from a previous cycle down turn. There are several variables that are used to identify these markets from historic growth patterns as well as future projections that are weighed in the ultimate decision process. The demographic variables are just one component is this complex evaluation process and are used in conjuncture with a myriad of other instruments in measuring whether a market is truly emerging.

In recent years, the foreclosure crisis has added to the demand for lower cost housing such as multi-family housing units. 1.7 million Foreclosures occurred throughout the U.S. in the first eights months of 2007. Foreclosures this year are expected to put two million families out of their homes. These families will likely seek residence in less expensive homes such as rental units. Also, the children of baby boomers, the so called echo boomer generation, are now heading out on their own and need a place to live along with the influx of immigrants to this country.

Market Growth

Notwithstanding the impact of foreclosure remains the immanent growth of the rental property market in the U.S. According to Business Analyst Online, housing rental units will expand from 36.8 million to 39.1 million in the U.S. from 2007 to 2012.

Customer Profile

The Company has designated the following as its main target market:

Age range: The Company will target individuals ages 18 to 34 throughout the U.S. This market segment comprises approximately 22% of the U.S. population, according to U.S. Census Bureau.

Income: Per capita income in the U.S. is $27,916, according to U.S. Census Bureau. The Company will target individuals who earn $35,000 and less annually.

Marketing Strategy

EquityPoint recognizes the importance of operating with a marketing strategy that will effectively saturate the market it intends to reach. It has therefore outlined a promotional plan that includes Internet advertising, print media ads, banner advertising, and flyers. Its regional campaign will be outlined to effectively bolster brand awareness and draw in new tenants. The Company will also remain cognizant of the shifting market changes within the real estate market and will adjust its advertising campaign as needed to more effectively increase awareness with prospective clientele.

Competitive Advantage

EquityPoint intends to build upon its inherent strengths in order to establish itself as a leader in the local real estate industry. The Company will capitalize upon its competitor's weaknesses by highlighting the following strengths.

- Exceptional service to tenants
- Solid and secure returns for investors
- Focus on establishing key relationships
- Simple business transactions and interactions for all clientele
- Company always closes on time and meets deadlines
- Talented, experienced, and highly trained management team
- Widespread marketing tactics will reach a large segment of clientele

Promotional Plan

EquityPoint has chosen the following direct and indirect advertising channels to promote its services:

To Reach Tenants:
The Company will implement simple and cost effective methods to enhance brand awareness. These tactics are outlined in greater detail below:

- EquityPoint will pay close attention to the development of its website. The site will clearly outline available services, and all necessary contact information.

- The Company will place large banner signs on the outside of its acquired properties. This will attract traffic and has the potential to draw in an expanded segment of customers.

- The Company will develop full color flyers with all needed Company information. These will be distributed to prospective tenants and will serve as a continuous marketing tool.

- The Company will advertise with the major newspapers in the city in which EquityPoint is acquiring properties.

Operations

EquityPoint is required to comply with various rules and regulations among a number of local, state, and federal agencies. These include local regulations and city codes, employment, corporate, tax and securities law, and consumer products regulations.

The accounting policy for The Company follows generally accepted accounting principals. Accounting system is based on the cash method. The fiscal year is based on year-end. Financial reporting methods include monthly, quarterly, and annual statements.

EquityPoint carries insurance for business liability, property, and worker's compensation.

Management, Organization and Ownership

Matt Buckels: Mr. Buckels brings over ten years experience in the real estate management business, having owned and managed investment property since 1997. Matt has been involved in all aspects of real estate deals including single family residential, multi family, commercial and office. He has been a principal in over 100 real estate sale transactions. Prior to that he spent 20 years in the restaurant and hospitality business, both owning and managing several restaurants.

Partner in Home Investments, LP – Property Resale Company
Partner in Primo Properties, LLC – Property Rental Company
Has actively managed 100+ residential and commercial units
Quadell Certified Assisted Housing Manager for HUD properties
Prior owner of Asiago Restaurant Companies

Darrell Troyer, Managing Member

Darrell oversees the construction, maintenance and upkeep operations of the business. Darrell has been involved in all aspects of maintenance and facilities operation. Having spent close to twenty years in the contracting business he has the abilities to make sure jobs get done correctly and on schedule.

Current Owner Homework Home Services - Construction Company
Partner in Primo Properties, LLC – Property Rental Company
Currently partners in 12 properties and 39 units
Principal in over 50 real estate transactions
8 years real estate management experience
Involved in construction of 500+ apartment units

Financial Projections

The following information explains the financial projections of EquityPoint. The Company plans to obtain entire properties that will average 60-100 units per year for a total of 450 units, in year five. EquityPoint may choose to purchase properties quicker than projected, but assumptions are based on a conservative acquisition approach. EquityPoint may also have to purchase fewer properties if the maximum proceeds are not raised. EquityPoint may reduce the number of properties purchased in relation to the amount of proceeds raised. The timing of purchases will depend on available properties for sale, market trends, and our capacity to handle growth. We may choose to outsource management of individual properties to professional management companies to increase our potential to analyze and purchase other properties. Such costs are considered herein. All assumptions are based on current averages and will vary according to property, financing terms and current interest rates.

Average unit cost	$22,000 (1)
Units per property	50-100
Interest rate	7.5% (2)
Amortization	20 years (3)
Loan to value	80% (4)
Average rent per unit	$500 monthly (4)
Property Costs	25% of Revenues (includes property costs plus management fees from an outside management company)

(1) Currently supported by comparable properties that would be similar to those that the Managers would consider acquiring. Those comparable properties are listed in Exhibit H of this Offering.

(2) The current Federal Prime Rate is 3.25%. If lending today, it is most likely that loan terms would be around 6.25% plus 1% in points payable to the lender or loan broker, hence providing that our estimate of 7.5% to be a conservative estimate. In accordance with Bank of America's commercial real estate lending policies, available loans are for:

- Amounts of $10,000 and up
- Can be used to construct, purchase, or refinance an owner-occupied business property, or expand or remodel existing facilities
- Provides a one-time lump sum for real estate purchases
- For real estate construction, funds are disbursed throughout construction schedule
- Fully amortizing and balloon payment options
- Available terms up to 20 years
- Maximum of 85% loan to value, including fees financed
- 1st and 2nd mortgages available on owner occupied real estate up to maximum loan to value.

(3) In accordance with Bank of America's Commercial Real Estate lending policies, we have estimated our amortization and loan to terms to be over 20 years.

(4) In accordance with Bank of America's Commercial Real Estate lending policies, we may qualify for a loan up to 85% LTV. We have taken a conservative approach of 80% LTV. This figure is in line with our comparable properties and the rents currently being realized at the comparable properties in Exhibit H.

To achieve the Company's objectives, EquityPoint is looking to raise investment capital in the form of debt and equities for each property purchase. The total required for each property will average $1,500,000 with 80% or $1,200,000 to be in the form of debt financing and 20% or $300,000 to be in the form of equities.

Profit and Loss

The projected profit and loss for The Company shows substantial growth even though additional operating and interest expenses are incurred. In order to be conservative, property management costs and maintenance are estimated at 25% of revenues. In their financial modeling, the Managers used the following assumptions:

1. Income is calculated at a rent increase of $50 per unit per year.
2. Property Management and Maintenance is estimated at 20% of revenues
3. Insurance is estimated at 3% of revenues
4. Marketing increases by 20% per year.
5. Increase reasonable for services needed in bookkeeping, office services, and other services with running the business.
6. Telephone increases 20% per year.
7. Utilities increase 50% per year based on the increase in units
8. Depreciation based on a straight line method over 27.5 years.
9. Real Estate taxes estimated at 1.2% per year.
10. All properties estimated at 80% LTV with 7.5% per year amortized over 20 years.

Projected Cash Flow

The important factor in the cash flow analysis is that the Company never runs out of cash while in periods of non-profitability. The cash flow supports the Company's operations adequately and allows the Company to expand through more aggressive marketing. In order to be conservative, all properties are assumed disposed of in year 6 at cost. We expect to start disposing of properties in year 4 and expect giving a market time of 24 months. During the time which the properties are on the market, we will continue to derive cash flows from rents. Although there is a risk that we may not sell the properties at a gain, property prices in the area are at a 10 year low. Therefore, we are optimistic that we may sell these properties at cost, and more likely, for a profit. In their financial modeling, the Managers used the following assumptions:

1. Takes into consideration 5% vacancy rate.
2. Loans with LTV of 80%, 7.5% interest rate, amortized over 20 years
3. Preferred Return estimated at 8% per annum
4. Reserves estimated conservatively to be sure that there is enough cash to provide for subsequent years.

OFFERING PRICE FACTORS

There is no established public market for the units of preferred interest being registered. As a result, the offering price and other terms and conditions relative to our units have been arbitrarily determined by us and do not necessarily bear any relationship to assets, earnings, book value or any other objective criteria of value. In addition, no investment banker, appraiser or other independent, third party has been consulted concerning the offering price for the units or the fairness of the price used for the units.

DILUTION

You will suffer substantial dilution in the purchase price of your stock compared to the net tangible book value per share immediately after the purchase.

As of January 6, 2009, THE COMPANY'S net tangible book value was $0, or $0 per share of preferred interest. Net tangible book value is the aggregate amount of THE COMPANY'S tangible assets less its total liabilities. Net tangible book value per share represents THE COMPANY'S total tangible assets less its total liabilities, divided by the number of units of preferred interest outstanding. After giving effect to the sale of 200,000 units at an offering price of $10.00 per share of preferred interest, application of the estimated net sale proceeds(after deducting offering expenses of $15,000, THE COMPANY'S net tangible book value as of the closing of this offering would increase from $0 to $4.95 per share. This represents an immediate increase in the net tangible book value of $5.05 per share to current members, and immediate dilution of $5.05 per share to new investors, as illustrated in the following table:

Public offering price per share of preferred interest.................. $10.00
Net tangible book value per share prior to offering............. $0.00
Increase per share attributable to new investors................ $4.95
Net tangible book value per share after offering................. $4.95
Dilution per share to new investors.............................. $5.05
Percentage dilution... 50%

The following assumes the sale of 75% of the units of preferred interest in this offering. As of January 6, 2009, THE COMPANY'S net tangible book value was $0, or $0 per share of preferred interest. Net tangible book value is the aggregate amount of THE COMPANY'S tangible assets less its total liabilities. Net tangible book value per share represents THE COMPANY'S total tangible assets less its total liabilities, divided by the number of units of preferred interest outstanding. After giving effect to the sale of 150,000 units at an offering price of $10.00 per share of preferred interest, application of the estimated net sale proceeds (after deducting offering expenses of $15,000), THE COMPANY'S net tangible book value as of the closing of this offering would increase from $0 to $4.22 per share. This represents an immediate increase in the net tangible book value of $4.22 per share to current shareholders, and immediate dilution of $5.77 per share to new investors, as illustrated in the following table:

Public offering price per share of preferred interest.................. $10.00
Net tangible book value per share prior to offering............. $0.00
Increase per share attributable to new investors................ $4.22
Net tangible book value per share after offering................. $4.22
Dilution per share to new investors.............................. $5.77
Percentage dilution... 57.7%

The following assumes the sale of 50% of the units of preferred interest in this offering. As of January 6, 2009, THE COMPANY'S net tangible book value was $0, or $0 per share of preferred interest. Net tangible book value is the aggregate amount of THE COMPANY'S tangible assets less its total liabilities. Net tangible book value per share represents THE COMPANY'S total tangible assets less its total liabilities, divided by the number of units of preferred interest outstanding. After giving effect to the sale of 100,000 units at an offering price of $10.00 per share of preferred interest, application of the estimated net sale proceeds (after deducting offering expenses of $15,000), THE COMPANY'S net tangible book value as of the closing of this offering would increase from $0 to $3.27 per share. This represents an immediate increase in the net tangible book value of $3.27 per share to current shareholders, and immediate dilution of $6.73 per share to new investors, as illustrated in the following table:

Public offering price per share of preferred interest.................. $10.00
Net tangible book value per share prior to offering............. $0.00
Increase per share attributable to new investors................ $3.27
Net tangible book value per share after offering................. $3.27
Dilution per share to new investors.............................. $6.73
Percentage dilution... 67.3%

The following assumes the sale of 25% of the units of preferred interest in this offering. As of January 6, 2009, THE COMPANY'S net tangible book value was $0, or $0 per share of preferred interest. Net tangible book value is the aggregate amount of THE COMPANY'S tangible assets less its total liabilities. Net tangible book value per share represents THE COMPANY'S total tangible assets less its total liabilities, divided by the number of units of preferred interest outstanding. After giving effect to the sale of 50,000 units at an offering price of $10.00 per share of preferred interest, application of the estimated net sale proceeds (after deducting offering expenses of $15,000), THE COMPANY'S net tangible book value as of the closing of this offering would increase from $0 to $1.92 per share. This represents an immediate increase in the net tangible book value of $1.92 per share to current shareholders, and immediate dilution of $8.08 per share to new investors, as illustrated in the following table:

Public offering price per share of preferred interest.................. $10.00
Net tangible book value per share prior to offering.............. $0.00
Increase per share attributable to new investors................. $1.92
Net tangible book value per share after offering................. $1.92
Dilution per share to new investors.............................. $8.08
Percentage dilution.. 81%

The following assumes the sale of 10% of the units of preferred interest in this offering. As of January 6, 2009, THE COMPANY'S net tangible book value was $0, or $0 per share of preferred interest. Net tangible book value is the aggregate amount of THE COMPANY'S tangible assets less its total liabilities. Net tangible book value per share represents THE COMPANY'S total tangible assets less its total liabilities, divided by the number of units of preferred interest outstanding. After giving effect to the sale of 20,000 units at an offering price of $10.00 per share of preferred interest, application of the estimated net sale proceeds (after deducting offering expenses of $15,000), THE COMPANY'S net tangible book value as of the closing of this offering would increase from $0 to $0.82 per share. This represents an immediate increase in the net tangible book value of $0.82 per share to current shareholders, and immediate dilution of $9.18 per share to new investors, as illustrated in the following table:
Public offering price per share of preferred interest.................. $10.00
Net tangible book value per share prior to offering.............. $0.00
Increase per share attributable to new investors................. $0.82
Net tangible book value per share after offering................. $0.82
Dilution per share to new investors.............................. $9.18
Percentage dilution.. 100%

USE OF PROCEEDS

All proceeds from this Offering will be available to us once the minimum offering amount of $200,000 is met. Until we raise the minimum amount, all investor funds will be held in a non-interest bearing bank account.

The following table contains information about the estimated use of the gross proceeds of this offering assuming all Units are sold and the maximum proceeds of $2,000,000 are raised. Many of the figures represent our best estimate since we cannot now precisely calculate the figures.

Estimated Use of Proceeds		**MINIMUM**	**Percentage**	**MAXIMUM**	**Percentage**
Offering Expenses[1]		$15,000	7.5%	$15,000	.75%
Legal, Accounting Fees[2]		$10,000	5.0%	$10,000	.50%
Working Capital Reserve[3]		$50,000	25%	$50,000	2.5%
Proceeds for Investment[4]		$125,000	62.5%	$1,925,000	96.25%
	Totals:	$200,000		$2,000,000	100%

[1] Includes estimated offering preparation, filing, printing, legal, accounting and other fees and expenses related to the Offering. Fees include blue sky fees (estimated at around $1,500), legal fees for preparation of this document of $12,500, and other fees such as printing and postage.

[2] On-going legal and accounting fees.

[3] The working capital reserve is for on-going operational expenses including regular bookkeeping services, office supplies, software, equipment, and office expenses.

[4] EquityPoint plans use the proceeds for investment in multi unit properties. The goal is to acquire 5 to10 properties with a total of 450 apartment units. The Company will investigate property acquisition opportunities in emerging markets regionally throughout the Midwest and nationally throughout the U.S. EquityPoint will look for properties between 50 to 100 units that for some reason are underperforming.

The estimated use of the gross proceeds of this Offering assumes that EquityPoint, LLC Fund I series will generate sales of all Units. All fees and costs associated with this offering will be borne by EquityPoint, LLC Fund I series. EquityPoint, LLC Fund I series shall pay all such offering expenses, and all of our organizational expenses.

As for our cash reserves, our Manager shall set aside such amounts as it deems appropriate to meet our unexpected cash needs. Accordingly, our Manager may set aside cash reserves in excess of the 2.5% reflected in the above table.

Our Manager will review each property if it meets our investment criteria. We plan to invest the entirety of our cash available for investments in mortgage loans. As of the date of this Memorandum, our Manager had not entered into any agreement or commitments to acquire any properties.
Pending investment in individual properties, we may invest the proceeds of this offering in relatively safe, short-term liquid investments such as U.S. Treasury bills, notes or bonds, certificates of deposit or commercial paper.

CAPITALIZATION

Members will contribute capital to the Company through contributions of cash in return for Units in the Company. Member Capital Contributions shall be made in total when becoming a Member. Members investing under this Offering will receive preferred units that are entitled to a preferred return minimum of 7%.

The Manager will direct the establishment and maintenance of a Capital Account for each Member.

Phase of Operation	Basis for Fee	Amount of Compensation
Organization (see Article 4 of Operation Agreement)	Due Diligence and Organizational Fee	The Management (as individuals) may receive up to 25% of the total equity capitalization of the company's units as compensation for its organizational efforts.

Operations (See Article 10 of Operating Agreement)	Priority Distribution	Yearly, the Manger will receive a distribution from the Company for administrative activities provided to the Company, calculated at Two and One-half Percent (2.5%) of the Effective Income. The maximum Fee the Manager may receive for this Fee cannot be determined at this time.
Operations (See Article 10 of Operating Agreement)	Percent of Distributable Cash	Annually, a cash distribution in the amount calculated as Twenty Percent (20%) of distributable cash, after the Members receive a Seven Percent (7%) to Nine Percent (9%) cumulative annual preferred return, based on the Member's Unreturned Capital Contribution. (See "Dividends"). The maximum distribution the Manager may receive cannot be determined at this time.
Dissolution and Termination (See Article 17 of Operating Agreement)	Amount of Distribution	The Parties, including the Manager, receive distributions in accordance with their positive Capital Account balances. The value of any unrealized appreciation will be shared as disposition gain or Fifty Percent(50%) of distributable cash to the Manager, subordinated to the Members, other than the Manager, receiving a return of One Hundred Percent (100%) of their Unreturned Capital Contribution. The maximum distribution the Manager may receive as a result of dissolution and termination can not be determined at this time.

DESCRIPTION OF SECURITIES

TOTAL OFFERING $2,000,000
A Conditional Small Issues Offering of 200,000 Preferred Units
Purchase Price $10 Per Unit
Minimum Purchase: $2500 (250 Units)

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK. **See "RISK FACTORS"** for information regarding EquityPoint, LLC FUND I series lack of operating history, capital needs and other risk factors to be considered by investors prior to subscribing for Units.

EquityPoint, LLC, a Delaware limited liability company is hereby privately offering (the "Offering") Units representing ownership within the Company ("Units").

EquityPoint, LLC is offering Two Hundred Thousand (200,000) Units at $10 per Unit to be sold in groups of Fifty (50) Units (individually a "Unit" and collectively then "Units") to be sold at One Hundred Thousand Dollars ($500) per Unit (the "Minimum Purchase"). Subscribers may purchase less than the minimum at the sole discretion of the manager, EquityPoint, LLC. The maximum capital available though this Offering is Two Million Dollars ($2,000,000). **(See "USE OF PROCEEDS.")**

The Manager will implement a policy to attempt to manage the Company so as to distribute cash at a Seven Percent (7%) cumulative annual preferred return The Manager shall make quarterly distributions of the cash available from operations of the Company, on March 31, June 30, September 30, and December 31, subject to retention of reasonable working capital reserves, determined by and in the discretion of the Manager. It is anticipated that cash distributions will not commence any earlier than December 31, 2009.

It is the intention of the Manager to use the majority of the proceeds from this Offering to acquire multi-family properties in the states of Ohio, Indiana, and Kentucky with the plan of acquiring 100 units per year for a total number of 450 units in year five. The Manager will search for properties that:

1.) are 50 to 100 units per property,

2.) provide average rental incomes of $500 per unit,

3.) have value added opportunities whereby, through the management's efforts, value may be added to the property.

4.) have a expense ratio of approximately 25% of the gross income.

5.) have capitalization rates greater than 7%.

To finance the acquisitions of properties, the Manager will attempt to leverage the property in the following manner:

1.) With loans with a 80% LTV to the property.

2.) With funds from this Offering.

3.) With loans that have an interest rate of approximately 7.5%

PLAN OF DISTRIBUTION

We are offering to the public 200,000 preferred units of membership, at $10.00 per unit, in a "direct public offering" through our Manager, EquityPoint, LLC of Delaware. This offering terminates in 12 months after commencement of this offering. The Company will raise a minimum subscription amount of $200,000 or will return any collected funds below the minimum to the individual investors without any accrued interest. This is our initial public offering, and no public market currently exists for our units. The offering price may not reflect the market price of our units after the offering. There is a minimum purchase amount o $500 per Subscriber.

We will sell the units on a "direct public offering," basis through our Manager, EquityPoint, LLC, who may be considered an underwriter as that term is defined in Section 2(a)(11). EquityPoint will not receive any commission in connection with the sale of units, although we may reimburse them for expenses incurred in connection with the offer and sale of the units. EquityPoint intends to sell the units being registered according to the following plan of distribution:

- Units will be offered to friends, family, and business associates of the individual Managers of EquityPoint, LLC;

- Units will be offered via published, acceptable advertising to the general public.

Matt Buckels and Darrell Troyer will be relying on, and complying with, Rule 3a4-1(a)(4)(ii) of the Exchange Act as a "safe harbor" from registration as a broker-dealer in connection with the offer and sales of the units. In order to rely on such "safe harbor" provisions provided by Rule 3a4-1(a)(4)(ii), he must be in compliance with all of the following:

- he must not be subject to a statutory disqualification;
- he must not be compensated in connection with such selling participation by payment of commissions or other payments based either directly or indirectly on such transactions;
- he must not be an associated person of a broker-dealer;
- he must primarily perform, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of EquityPoint, LLC Fund I otherwise than in connection with transactions in securities; and
- he must perform substantial duties for the issuer after the close of the offering not connected with transactions in securities, and not have been associated with a broker or dealer for the preceding 12 months, and not participate in selling an offering of securities for any issuer more than once every 12 month.

Mr. Buckels and Mr. Troyer will comply with the guidelines enumerated in Rule 3a4-1(a)(4)(ii). Mr. Buckels, Mr. Troyer, nor any affiliates will be purchasing units in the offering.

You may purchase units by completing and manually executing a subscription agreement and delivering it with your payment in full for all units, which you wish to purchase to our offices. Your subscription shall not become effective until accepted by us and approved by our counsel. Acceptance will be based upon confirmation that you have purchased the units in a state providing for an exemption from registration. Our subscription process is as follows:

- a prospectus, with subscription agreement, is delivered by to each offeree;
- the subscription is completed by the offeree, and submitted by check back to EquityPoint, LLC

Fund I series where the subscription and a copy of the check is faxed to counsel for review;

- each subscription is reviewed by counsel for EquityPoint, LLC Fund I to confirm the subscribing party completed the form, and to confirm the state of acceptance;
- once approved by counsel, the subscription is accepted by the Manager and the funds deposited into an account labeled EquityPoint, LLC Fund I series, EquityPoint, LLC or The Law Office of Jillian Sidoti Client Trust Account, within four (4) days of acceptance;
- subscriptions not accepted, are returned with the check undeposited within 24 hours of determination of non-acceptance.

Funds will be deposited to an account at the following bank:

UP TO $200,000
CLIENT TRUST ACCOUNT
LAW OFFICE OF JILLIAN IVEY SIDOTI
BANK OF AMERICA
YNEZ ROAD
TEMECULA, CA 92591

To pay our incorporation expenses, our legal and accounting fees, and expenses related to this offering statement, since inception through July 31, 2008, we have relied on financing of $25,000 furnished by Matt Buckels and Darrell Troyer. Otherwise we have not raised any funds from the sale of equity securities or debt financing.

Currently our only ongoing costs are legal and accounting expenses, trademark filing, and corporate compliance costs.

There is a risk that the Management may not be able to raise the minimum offering proceeds of Two Hundred Thousand Dollars ($200,000). This is a minimum/maximum offering whereby the Manager pledges to raise a minimum of $200,000 prior to using proceeds. While the Manager is raising the minimum, funds invested will be placed into an escrow account managed by the Company's attorney, Jillian Ivey Sidoti.

Ms. Sidoti does not represent the individual Subscribers. Upon the minimum $200,000 being raised, funds shall be immediately released to the Company without further notification to the Investors. In the event that the minimum amount is not raised, funds shall be released back to the individual Subscribers within 90 days of investment. Subscribers will not receive any interest so long as funds have not been released from the escrow account held by Ms. Sidoti.

No Public Market for Units

There is presently no public market for our units.

No Broker Is Being Utilized In This Offering

This offering is self-underwritten, which means that it does not involve the participation of an underwriter or broker, and as a result, no broker for the sale of our securities will be used. In the event a broker-dealer is retained by us to participate in the offering, we must file a post-effective amendment to the offering statement to disclose the arrangements with the broker-dealer, and that the broker-dealer will be acting as an underwriter and will be so named in the prospectus. Additionally, FINRA's corporate finance department must issue a "no objection" position on the terms of the underwriting compensation before the broker-dealer may participate in the offering.

Our Manager, EquityPoint, LLC, and its managers, Matt Buckels and Darrell Troyer, Will Be Selling Our Securities on our Behalf. They are not to be brokers for the following reasons:

- They are not subject to a statutory disqualification as that term is defined in Section 3(a)(39) of the Exchange Act at the time of his participation in the sale of our securities.

- They will not be compensated for his participation in the sale of our securities by the payment of commission or other remuneration based either directly or indirectly on transactions in securities.

They will restrict their participation to the following activities:

- Preparing any written communication or delivering any communication through the mails or other means that does not involve oral solicitation by him of a potential purchaser;
- Responding to inquiries of potential purchasers in a communication initiated by the potential purchasers, provided however, that the content of responses are limited to information contained in an offering statement filed under the Securities Act or other offering document;
- Performing ministerial and clerical work involved in effecting any transaction.

Limited Escrow of Proceeds

Only those funds collected prior to the raise of the minimum requirement of $200,000 will be escrowed. Accordingly, we will have use of all funds once the minimum $200,000 raised and as soon as we accept a subscription and funds have cleared, all funds raised above the $200,000 minimum will be immediately used. These funds shall be non-refundable to subscribers except as may be required by applicable law.

Method of Subscribing

You may subscribe by filling in and signing the subscription agreement and delivering it, prior to the closing of the offering, to us. The subscription price of $500 per Unit must be paid in cash or by check, bank draft or postal money order payable in United States dollars to the order of EquityPoint, LLC Fund I series and delivered to us at 1800 Washington Avenue, Vincennes, Indiana 47591. We reserve the right to reject any subscription in whole or in part in our sole discretion for any reason whatsoever notwithstanding the tender of payment at any time prior to our acceptance of the subscriptions received.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

An investment objective of the Company is to generate distributable cash from the operation and/or disposition of Properties acquired. The Manager will attempt to manage the Company so as to distribute cash to the Members at a rate of Seven Percent (7%) or greater cumulative annual preferred return for investors who invest between $2,500.00 and $24,999.00, Eight Percent (8%) or greater cumulative annual preferred return for investors who invest between $25,000.00 and $49,999.00 and Nine Percent (9%) or greater cumulative annual preferred return plus equity for investors who invest between $50,000.00 and above. The Manager shall make quarterly cash distributions from the cash available from operations of the Company subject to retention of reasonable working capital reserves, as determined by and in the discretion of the Manager. It is anticipated that the first cash distribution will be made no earlier than December 31, 2009.

To date, the Company has made no distributions.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

Matt Buckels, managing Member of EquityPoint, LLC, manager of EquityPoint, LLC FUND I series, brings over ten years experience in the real estate management business, having owned and managed investment property since 1997. Prior to that he spent 20 years in the restaurant and hospitality business, both owning and managing several restaurants.

Darrell Troyer, managing Member of EquityPoint, LLC, manager of EquityPoint, LLC FUND I series, oversees the construction, maintenance and upkeep operations of the business. Having spent close to twenty years in the contracting business he has the abilities to make sure jobs get done correctly and on schedule.

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

The Officers, Managers, or Directors are related by marriage.

The Company has not made any loans, but may do business with Officers, Directors, key personnel or 10% members, affiliate companies or relatives if it will be to the benefit of the Company. Such relationships shall be disclosed to the Members of the Company.

Matt Buckels has made a loan to the Company in the amount of $20,000 to cover various start up expenses such as legal fees, accounting fees, corporate compliance fees and other fees associated with running the business.

No officers or directors have received any salaries or cash remuneration for their services. For organizational and due diligence efforts, both Matt Buckels and Darrell Troyer received 25% of the units of the Company on a common interest basis. Therefore, they will not participate in the 7% - 9% cumulative preferred return but will partake in any distributions after such preferred return. The Manager, EquityPoint, LLC, will also receive 2.5% of all effective income yearly for their management efforts.

Conflicts of Interest

Actual and potential conflicts of interest will exist from time to time between and among EquityPoint, LLC Fund I series and certain Members and Manager. Potential conflicts may be, but are not limited to these listed.

1. Time and Resource Conflicts

In general, conflicts may arise in the allocation of the time, which certain Management personnel are able to devote between operations of EquityPoint, LLC Fund I series and various other outside interests. Management will use its utmost good faith in allocating EquityPoint, LLC Fund I series' resources between and among the active business operations of EquityPoint, LLC Fund I series in a manner, which Management of EquityPoint, LLC Fund I series deems in the best interests of EquityPoint, LLC Fund I series and its Members. Such decisions may, from time to time, cause Management of EquityPoint, LLC Fund I series to favor the interests of one line of business of EquityPoint, LLC Fund I series over the interest of another.

2. Lack of Separate Legal Representation.

Counsel for EquityPoint, LLC Fund I series has not acted on behalf of the prospective investors or conducted a review or investigation in their behalf with respect to this Offering. Subscribers are urged to consult with independent market, legal and accounting professionals to the extent deemed necessary to evaluate the risks and merits of investing in this Offering.

3. Manager May Act on Behalf of Others

The Manager, members of the Manager or their affiliates, acting in the same capacities for other investors, companies, partnerships or entities may compete with the Company.

4. Manager May be Involved in Similar Investments

EquityPoint, LLC, or its affiliates, may act as a Manager or be a member in other limited liability companies engaged in making similar investments to those contemplated to be made by the Company. To the extent its time is required on other business and ownership management activities it may not be available to be involved in the day to day monitoring of the Company's operations.

EquityPoint, LLC has numerous other business responsibilities and ownership interests which will demand some or most of its time during the life of the Company.

5. Manager May Have Interests in Similar Entities

EquityPoint, LLC and its affiliates, now own or may come to lend money thereby competing with the Company. To the extent its time or assets are required on other business and ownership management activities the Manager may not be involved in the day to day monitoring of the Company's operations.

6. Manager May Raise Capital for Others

EquityPoint, LLC, and its affiliates, who will raise investment funds for the Company, may act in the same capacity for other investors, companies, partnerships or entities that may compete with the Company. However, the Manager has agreed not to raise funds for any other competing or similar funds prior to the full capitalization of this fund.

Fiduciary Responsibility of the Manager

The Manager is accountable to a limited liability company as a fiduciary and consequently must exercise good faith and integrity in handling the affairs of the limited liability company. This is a rapidly developing and changing area of the law and the Members who have questions concerning the duties of the manager should consult with their counsel.

A Member has a right to expect that the Manager will do the following;

Duties of the Manager to the Company

1. Duty of care and the 'business judgment rule'

   Just as officers and directors of corporations owe a fiduciary to their Members, the Manager is required to perform its duties with the care, skill, diligence and prudence of like persons in like positions.

   The Manager will be required to make decisions employing the diligence, care, and skill an ordinary prudent person would exercise in the management of their own affairs. The 'business judgment rule' should be the standard applied when determining what constitutes care, skill, diligence and prudence of like persons in like positions.

2. Duty of disclosure

   The Manager has an affirmative duty to disclose material facts to the Members. Information is considered material, if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision.

   When Members are in a position to vote for a major event, the Manager must disclose to the Members the material information needed for them to give an informed consent to the suggested action.

The Manager must not make any untrue statements to the Members and must not omit disclosing any material facts to the Members.

3. Duty of loyalty

The Manager has a duty to avoid undisclosed conflicts of interests. Before raising money from Members, the Manager must disclose any conflicts that may exist between the interests of the Manager and the interests of the Company or any of the individual Members.

The Manager is restricted from entering into contracts with the Company that advance the business interests of the Manager over the business interests of the entire Company or any of the individual Members.

4. Carry out the Objectives of the Company

To buy, sell, acquire, exchange, trade, receive, deliver, hold, encumber, pledge, release and otherwise deal in and with and dispose of Company property or stock, whether in the ordinary course of business of the Company or otherwise, including all of the assets of the Company and such actions shall not require the vote of the Unit Holders in accordance with the Operating Agreement, except as provided by unwaivable provisions of Delaware law.

To execute and deliver such documents or instruments relating to Company affairs as may in its opinion be appropriate, including; licenses, employment, consultation and management agreements, notes, leases, bills of sale, etc.

To perform any and all other acts or activities customary or incidental to the acquisition, ownership, management, improvement and disposition of property employed in connection with the Company's business.

5. Manage Day to Day Operations

To open and maintain and close bank accounts as shall be designated by the Manager and to draw checks and other orders on such accounts for the payment of money signed on behalf of the Manager or by its authorized representatives, and to maintain the Company's and assets.

To borrow money and to make, issue, accept, endorse and execute promissory notes, drafts, bills of exchange and other instruments and evidences of indebtedness, all without limit as to amount, and to pay or repay with respect thereto and to secure the payment thereof by security interest, mortgage, deed of Company, pledge or assignment or, all or any part of any property then owned or thereafter acquired by the Company.

To pay for and hold title to Company properties as nominee of the Company where appropriate.

To employ such employees, consultants, accountants, Managers, agents appraisers, attorneys and other persons in the operation, conduct, administration and supervision of the business of the Company.

To the extent that assets of the Company are available therefore, pay all debts and other obligations of the Company, including amounts due under permanent or construction financing of the improvements and other loans to the Company, and all other costs of operation and maintenance of the Company's portion of the Property

To the extent that funds of the Company are available therefore, pay or cause to be paid all taxes, assessments, rents, and other impositions applicable to the Company's portion of the Property and other assets owned by the Company, using its best efforts to pay the same before delinquency and prior to the addition thereto of interest or penalties; and undertake when appropriate any action or proceeding seeking to reduce such taxes, assessments, rents or other impositions. To cause the Company to make an election pursuant to any sections 108, 1017, 732(d) or 754 of the Internal Revenue Code as may be determined by the Manager in the Manager sole discretion. Prepare or cause to be prepared and file all tax returns for and on behalf of the Company, and its tax matters partner within the meaning of Section 623 1 (a)(7) of the Internal Revenue Code.

6. Research and obtain appropriate insurance policies

   To obtain, at the expense of the Company, liability and other insurance coverage that the Manager in its sole discretion determines to be necessary to protect the Unit Holders from liability created in pursuit of or in the furtherance of the Company business or related to business affairs.

7. Provide for corporate and legal compliance

   To apply or file for registration or exemption under the securities laws of the state of the Manager, the Securities Act of 1933, as amended, or any other State or Federal securities rules regulations or laws for the sale of securities of the Company.

   To secure any and all other authorizations or permits in connection with the business of the Company, and to execute, acknowledge, file and deliver any and all applications, documents and consents which the Manager may deem appropriate in connection therewith.

   Except as specifically provided herein to the contrary, to amend the Operating Agreement in any way deemed necessary or desirable by it; (i) to satisfy any requirements, conditions, guidelines or options contained in any opinion, directive, order, ruling or regulation of the Securities and Exchange Commission, the Internal Revenue Service, or any other Federal or State Agency, or in any Federal or State Statute, compliance with which the Manager deems to be in the best interest of the Company, or, (ii) cure any ambiguity or correct or supplement any provisions herein contained.

   To keep or cause to be kept books of accounts and other records of the Company.

8. To defend the Company

   To institute, prosecute, defend, and settle any legal or administrative action or proceeding on behalf of or against, the Company, and to join in any litigation against any individual Unit Holder in any cause of action against the Company.

INDEMNIFICATION

Except as permitted by the Delaware Revised Statutes, the Company's Articles of Incorporation do not provide for any additional or different indemnification procedures. At present, there is no pending litigation or proceeding involving a director, officer or employee of the Company regarding which indemnification is sought, nor is the Company aware of any threatened litigation that may result in claims of indemnification. The Company has not obtained director's and officer's liability insurance, although the board of directors of the Company may determine to investigate and, possibly, acquire such insurance in the future.

As permitted by Delaware law, we intend to eliminate the personal liability of our managers for monetary damages for breach or alleged breach of their fiduciary duties as managers, subject to exceptions. In addition, our operating agreement provides that we are required to indemnify our officers and managers, employees and agents under circumstances, including those circumstances in which indemnification would otherwise be discretionary, and we would be required to advance expenses to our officers and managers as incurred in proceedings against them for which they may be indemnified. The operating agreement provides that we, among other things, will indemnify officers and managers, employees and agents against liabilities that may arise by reason of their status or service as managers, officers, or employees, other than liabilities arising from willful misconduct, and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent of ours in which indemnification would be required or permitted. We believe that our charter provisions and indemnification agreements are necessary to attract and retain qualified persons as managers and officers.

We have agreed to the fullest extent permitted by applicable law, to indemnify all our officers and managers.

We undertake the following:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to our managers, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

LITIGATION

As normal, there are legal risks involved with the real estate industry. There are no legal actions pending or threatened against the Company or to which it or any of its property are subject, nor to its knowledge are any such proceedings contemplated.

Counsel for EquityPoint has not acted on behalf of the prospective investors or conducted a review or investigation in their behalf with respect to this Offering. Subscribers are urged to consult with independent market, legal and accounting professionals to the extent deemed necessary to evaluate the risks and merits of investing in this Offering.

FEDERAL TAX ASPECTS

The potential investor should be aware of the material Federal income tax aspects of an investment in the Units, effective as of the date of this document. An investor should consult with their tax professional to determine the affects of the tax treatment of the Units on their individual situation.

1. Reporting Status of the Company

The adoption, by the IRS, in 1996, of the so-called 'check-the-box' regulations sets partnership status as the default Federal tax classification for limited liability companies being formed today.

In addition, the Company, will operate under the Delaware Limited Liability Company Act, and as such, the Company will elect to be treated as a partnership for State income tax purposes.

By maintaining partnership tax status the Company will not be taxed on income or loss at the Company level, but will report to each Member their distributive share of profits and losses from operations and disposition according to Article 9 in the Operating Agreement. This process will make the Company a pass through Property for tax purposes.

Despite these conclusions, potential investors are **strongly advised to seek counsel from their individual tax advisor.**

2. Taxation of Members

The Company will be treated as a partnership for Federal tax purposes. A partnership is not a taxable Property. A Member will be required to report on their Federal tax return their distributable share of partnership profit, loss, gain, deductions or credits. Cash distributions are generally not taxable, but create a deduction in the Member's capital account.

3. Basis of the Company

An original tax basis will be established for the Company. The tax basis will be adjusted during the operations of the Company by the addition of any capitalized expenditures.

4. Basis of a Member

A Member will establish their original tax basis by including their initial capital investment. The Member's tax basis will be adjusted during the operations of the Property by the addition of capital contributions made.

In total, a Member may deduct their share of Company losses only to the extent of the adjusted basis of their interest in the Company.

5. Deductibility of Prepaid and other Expenses

The Company will incur expenditures for legal fees in association with the set up of the Company. These expenditures will be capitalized and will be deducted at the dissolution of the Company.

The Company will incur expenditures for accounting fees associated with the preparation and filing of the annual informational return and the preparation of Schedule K-1 reports to be distributed to the Members. These expenditures will be deducted on an annual basis.

All other normal operating expenses will be deducted on an annual basis by the Company, which will use a calendar accounting year.

6. Annual Operations

According to the Investment Objective and Policies, the Manager is projecting that there will be taxable income to distribute to the Members on the Schedule K-1 report provided to each Member, annually. This taxable income will be reported by each Member, along with the other taxable income or loss they have to report. The tax liability incurred by each Member will depend on their individual marginal tax and capital gains rates for both State and Federal tax.

7. Disposition

On dissolution and termination of the Company the Members may be allocated taxable income that may be treated as ordinary income or capital gain. Article 17 of the Operating Agreement states the procedures on the dissolution and termination of the Company.

In addition, the Members may receive an adjustment in their Capital Account that will either increase or decrease the capital gain to be reported. Article 8 of the Operating Agreement describes the operation of capital accounts for the Company and the Members.

Under current tax treatment, gains that must be reported as cost recovery recapture will be taxed at a marginal rate of 25%. Under current tax treatment, gains that are reported as long term capital gains are to be taxed at 15%, if the disposition takes place prior to December 31, 2010 and 20% if the disposition takes place after January 1, 2011.

8. Phantom Income

It may occur that, in any year, the Members will receive an allocation of taxable income and not receive any distribution of cash. This event is called receiving phantom income in that the Member has income to report, but receives no cash.

9. Sale or Other Disposition of a Member's Interests

A Member may be unable to sell their interest as there may be no market for the interests. If there is a market, it is possible that the price received will be less than the market value. It is possible that the taxes payable on any sale may exceed the cash received on the sale.

Upon the sale of a Member's interest, the Member will report taxable gain to the extent that the sale price of the interest exceeds the Member's adjustable tax basis. A portion of taxable gain may be reported as a recapture of the cost recovery deduction allocated to the Member and will be taxed at the cost recovery tax rate in effect at that time. Presently, the maximum Federal tax rate on cost recovery recapture is 25%. The balance of the taxable gain will be taxed at the capital gain tax rate in effect at that time. Presently the maximum Federal tax rate on capital gains until December 31, 2010 is 15%. After January 1, 2011, the current maximum Federal tax on capital gains will increase to 20%.

10. Tax Returns and Tax Information

Annually, the Manager will file an informational return, using IRS Form 1065. In addition, the Manager will annually provide each Member a Schedule K-1 report. Each Member will report this income or loss along with their other taxable income. The tax liability incurred by each Member will depend on their individual marginal and capital gains tax rates for both State and Federal tax. The Manager will attempt to provide the annual tax information to the Members by March 15.

GLOSSARY

"Agreement" shall mean the written Operating Agreement. No other document or other agreement between the Members shall be treated as part or superseding this Agreement unless it has been signed by all of the Members.

"Capital Account" shall mean the account established and maintained for each Member in accordance with this Agreement.

"Capital Contribution" shall mean any contribution to the capital of the Company in cash, Property, or services by a Member whenever made.

"Code" shall mean the Internal Revenue Code of 1986, as amended from time to time.
"Company" shall refer to EquityPoint, LLC Fund I Series a Delaware series limited liability company.

"Distributable Cash" means all cash of the Company derived from Company operations and miscellaneous sources (whether or not in the ordinary course of business) reduced by: (a) the amount necessary for the payment of all current installments of interest and/or principal due and owing with respect to third party debts and liabilities of the Company during such period, including but not limited to any short term loan, permanent loan or any other third party financing obtained by or on behalf of the Company; (b) the repayment of Advances, plus interest thereon; and (c) such additional reasonable amounts as the Manager, in the exercise of sound business judgment, determines to be necessary or desirable as a reserve for the operation of the business and future or contingent liabilities of the Company. Distributable Cash may be generated through either operations or Capital Transactions.

"Property" shall refer to any individual business with a capital need in which an equity interest is intended to be acquired by the Company.

"Fiscal Year" shall mean the Company's fiscal year, which shall be the calendar year.

"Interest" shall mean the proportion of that Member's positive Capital Account (if any) bears to the aggregate positive Capital Accounts of all Members whose Capital Accounts have positive balances.

"Loan" shall mean any loan the Company will obtain to facilitate the acquisition of a Property.

"Losses" shall mean, for each Fiscal Year, the losses and deductions of the Company determined in accordance with accounting principles consistently applied from year to year under the cash method of accounting and as reported, separately or in the aggregate as appropriate on the Company's information tax return filed for Federal income tax purposes.

"Majority-In-Interest" shall mean Members owning a simple majority of the Percentage Interests (as hereinafter defined).

"Manager" shall by EquityPoint, LLC Management Series or any other person or persons (as hereinafter defined) that become a Manager pursuant to this Agreement.

"Member" shall mean each of the parties who shall execute a counterpart of this Operating Agreement as a Member and each of the parties who may hereafter become Additional or

Substituted Members. To the extent a Manager has purchased or received an Interest in the Company, he will have all the rights of a Member with respect to such Interest, and the term "Member" as used herein shall include a Manager to the extent he has purchased or received such Interest in the Company.

"Percentage Interest" shall be the Percentage interests of the Members as determined in accordance with Section 9.1 of the Agreement.

"Profits" shall mean, for each Fiscal Year, the income and gains of the Company determined in accordance with accounting principles consistently applied from year to year under the cash method of accounting and as reported, separately or in the aggregate as appropriate, on the Company's information tax return filed for Federal income tax purposes.

Summary of Operating Agreement

The following is only a summary of the Operating Agreement, an investor considering purchasing Units in the Company should read the entire Operating Agreement.

Purpose

The Members will form a Delaware series limited liability company to facilitate the acquisition, operation and disposition of one or more Properties that fit the following parameters:

A) **Multi-family Residential Properties:** Company will acquire properties through foreclosures, actions and probates. Company will either 1.) improve and sell these properties or 2.) hold and manage them.

Capitalization

Members will contribute capital to the Company through contributions of cash in return for Units in the Company. Member Capital Contributions shall be made in total when becoming a Member.

The Manager will direct the establishment and maintenance of a Capital Account for each Member.

Rights and Duties of Manager

All business and affairs of the Company shall be managed by the Manager. The Manager shall direct, manage, and control the Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that the Manager shall deem to be reasonably required to accomplish the business and objectives of the Company.

EquityPoint, LLC Management Series is the Manager. The Manager shall hold office until a successor Manager shall have been elected and qualified. Successor Manager(s) need not be residents of the State of Indiana but must be a Member of the Company.

Fees Paid to and Cash Distributions Made to Manager

The Managers have received 25% each (for a total of 50%) of the units available for their management efforts. They may also receive a commission for the disposition of any properties up to 6%. The Manager may also receive up to 20% of distributable cash from the sale of a property, but only after the other Members have received an amount equal to their Cash Contributions. The Management shall also be reimbursed for out of pocket expenses.

Rights and Obligations of Members

The Members shall have the right, by affirmative vote of a seventy five Percent, (75%) of the Interests, to approve the sale, exchange, or other disposition of all or substantially all of the Company's assets, which is to occur as part of a single transaction or plan. By the same Percentage of votes of the Members, the Members also have the right to elect a replacement Manager.

Meetings of Members

A meeting of the Members may be called at any time and for any purpose whatsoever by any of the Members. When a Member wishes to call a Meeting, he or she shall notify the Manager, who shall promptly give notice of the Meeting to the other Members. Notice shall be given at least ten (10) days and not more than ninety (90) days before the date of the meeting.

Capital Contributions and Percentage Interests

There shall be no set minimum amount of Capital Contributions from the Members, who are identified in Exhibit "A" of Agreement.

The total maximum amount of Capital Contributions from the Members, who are identified in Exhibit "A" of Agreement, will be Two Million Dollars ($2,000,000).

The Capital Contribution of the Members shall be equal to one hundred Percent (100%) of the total capitalization of the Company.

Manager's Purchase of Units

Manager shall be entitled to purchase Units without regard to the established minimum investment.

Division of Profits and Losses for Income Tax Purposes

The Profits and Losses of the Company will generally be allocated to match the manner in which the Members share in distributions. Profits and Losses from Capital Transactions will be specially allocated to match the manner in which the Member will share in the distributions of the proceeds from Capital Transactions.

Distributions

The Manager will make distributions to the Members in accordance with the profit sharing ratio, as shown in Article 9 of the Operating Agreement.

Accounting Policies

The Company, for accounting and income tax purposes, shall operate on a fiscal year, which will be the calendar year, ending December 31 of each year, and shall make such income tax elections and use such methods of depreciation as shall be determined by the Manager. An outside C.P.A. firm shall be instructed to maintain books and records for the Company on a cash basis in accordance with sound accounting practices to reflect all income and expenses of the Company. The books and records of the Company shall be maintained at the principal place of business of the Company. The Manager shall make the Company books and records available for inspection and copying by any Member at reasonable times during normal business hours upon at least forty-eight (48) hours prior notice. The Manager shall use its best efforts to cause the Company's tax return to be prepared and furnished to the Members, prior to March 15 of each year.

Transfers

Transfers of a Member's Unit(s) must be accomplished according to the rules of the Company. Generally the rules state that when a Member receives an acceptable offer to sell their investment Unit(s) to a third party, the other Members of the Company will have a first right of refusal on the purchase of the investment Unit(s).

Upon the death, disability or retirement of a Member, their interest may be passed to their heirs by means of intestate succession, a Will or a Revocable Trust. Members who obtain their Units in this manner will have all the rights of every other Member.

Dissolution and Termination of Company

The Company shall be dissolved upon an election to dissolve the Company or on the disposition of all or substantially all of the Properties in which the Company has an interest.

Upon dissolution of the Company, the assets of the Company will be distributed in the following order:

First, to pay the creditors of the Company, including the Manager, if the Manager has loaned money or advanced money to the Company;

Second, to establish any reserves against anticipated or unanticipated Company liabilities; and

Third, to the Members in proportion to their positive Capital Account balances. To the extent the Company has property with unrealized appreciation, on dissolution the value of such appreciation will be allocated to the Members has if the property had been sold in a Capital Transaction.

SUMMARY OF SALES MATERIAL

The Company intends to solicit investors via print, internet and billboard advertising. The Company shall use the advertising in Exhibit E of this prospectus as their advertising material. The Company shall transmit this prospectus to a potential investor. In the event that the Company choose to use additional advertising material, they shall provide a supplement and file seven (7) copies of such advertisements with the SEC pursuant to Rule 256.

FINANCIAL STATEMENTS

EQUITYPOINT, LLC FUND I SERIES
(A DEVELOPMENT STAGE ENTERPRISE)
BALANCE SHEET
AS AT JANUARY 6, 2009

ASSETS		
Current		
Cash	$	10,000
TOTAL ASSETS	$	10,000
LIABILITIES		
Notes Payable	$	20,000
MEMBER EQUITY		
CAPITAL		
Common units, 200,000 units, $.0001 value - issued and outstanding, 850,000	$	20
Preferred units, 200,000, par value $0.0001 - issued and outstanding, nil		-
Additional paid-in capital	$	0
Deficit accumulated during development stage		(10,020)
TOTAL LIABILITIES AND STOCKHOLDER EQUITY	$	20,020

EQUITYPOINT, LLC FUND I SERIES
(A DEVELOPMENT STAGE ENTERPRISE)
STATEMENT OF EARNINGS
FROM INCEPTION(May, 2008) TO JANUARY 6, 2009

REVENUE	$	-
OPERATING EXPENSES		
Selling, general and administrative		10,000
Total Operating Expenses		10,000
NET LOSS	$	(10,000)
Weighted Average Number Units Outstanding		200,000
Net Loss Per Share - Basic and Fully Diluted	$	(0.05)

EQUITYPOINT, LLC
FUND I SERIES
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF STOCKHOLDERS' EQUITY

FROM INCEPTION (May, 2008) TO JANUARY 6, 2008

	COMMON STOCK		ADDITIONAL PAID-IN	DEFICIT ACCUMULATED DURING DEVELOPMENT	
	SHARES	AMOUNT	CAPITAL	STAGE	TOTAL
Balance – May, 2008		$ -	$ -	$ -	$ -
Units issued	200,000	$20		$ -	
Net loss - January 6, 2008		-	-	$(10,000)	$(10,000)
Balance - January 6, 2009	200,000	$ 20	$ 20,000	$ (10,000)	$(10,000)

EQUITYPOINT, LLC FUND I SERIES
(A DEVELOPMENT STAGE ENTERPRISE)
STATEMENT OF CASH FLOWS
FROM INCEPTION(MAY, 2008) TO JANUARY 6, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (10,000)
Stock issued for services rendered	$ 20
Changes in assets and liabilities	
	$ 0
NET CASH FLOWS FROM OPERATING ACTIVITIES	(10,000)
CASH FLOWS FROM FINANCING ACTIVITIES	
NOTE PAYABLE	20,000
NET CASH FLOWS FROM FINANCING ACTIVITIES	20,000
Net Change In Cash	(10,000)
Cash and Cash Equivalents - beginning of period	-
Cash and Cash Equivalents - end of period	$ 10,000

NOTE 1 – SUMMARY OF ACCOUNTING POLICIES

Nature of Business

EquityPoint, LLC FUND I Series ("The Company") was organized under the laws of the State of Delaware on July 14, 2008 as a limited liability company. The Company's objective is to acquire, develop, manage, and subsequently dispose of multi-family residential properties throughout the Midwest United States.

Development Stage Company

The accompanying financial statements have been prepared in accordance with the Statement of Financial Accounting Standards No. 7 "Accounting and Reporting by Development-Stage Enterprises". A development-stage enterprise is one in which planned principal operations have not commenced or if its operations have commenced, there has been no significant revenues there from.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents. At January 6, 2009 the Company had $10,000 of unrestricted cash.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, receivables, and accrued expenses. The carrying amount of these financial instruments approximates fair value due either to length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed in these financial statements.

Income Taxes

Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, are not expected to be realized.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basic loss per unit

Basic loss per unit has been calculated based on the weighted average number of units outstanding during the period.

Comprehensive Income (Loss)

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive income", which establishes standards for the reporting and display of comprehensive income and its components in the financial statements. There were no items of comprehensive income (loss) applicable to the Company during the period covered in these financial statements.

Recent Accounting Pronouncements

The Company does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the Company's results of operations, financial position or cash flow.

NOTE 2 – ACCOUNT RECEIVABLE

The Company currently has no accounts receivables.

NOTE 3 – ACCRUED EXPENSES

Accrued expenses at January 6, 2009 consisted of legal fees owed to the Company's outside legal counsel for services rendered related to the Company's initial SEC filing.

NOTE 4 – NOTE PAYABLE – RELATED PARTY

The note payable – related party relates to funds received from a Company owned by Mr. Matt Buckels to pay professional fees. The note is unsecured, interest free, and is payable on July 14, 2010. A total of $20,000 is available under the terms of the note, with $20,000 having been borrowed as of July 14, 2008.

NOTE 5 – INCOME TAXES

For the period ended December 31, 2008, the Company has incurred net losses and, therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is $20,000 at December 31, 2008, and will expire beginning in the year 2028.

The cumulative tax effect at the expected rate of 35% of significant items comprising our net deferred tax amount is as follows:

		2008
Deferred tax asset attributable to:		
Net operating loss carryover	$	7,000
Valuation allowance		(7,000)
Net deferred tax asset	$	-

NOTE 6 – LIQUIDITY AND GOING CONCERN

The Company has not yet generated any revenues, has negative working capital and has suffered a loss from operations. These factors create substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustment that might be necessary if the Company is unable to continue as a going concern.

The ability of the Company to continue as a going concern is dependent on the Company generating cash from the sale of its common stock and/or obtaining debt financing and attaining future profitable operations or acquiring or merging with a profitable company. Management's plans include selling its equity securities and obtaining debt financing to fund its capital requirements until it is able to enter into a business combination with another company; however, there can be no assurance the Company will be successful in these efforts.

PART III — EXHIBITS
Item 1. Index to Exhibits

EXHIBIT A – OPERATING AGREEMENT	PREVIOUSLY FILED
EXHIBIT B – CERTIFICATE OF FORMATION	PREVIOUSLY FILED
EXHIBIT C – SUBSCRIPTION AGREEMENT	PREVIOUSLY FILED
EXHIBIT D - OPINION RE LEGALITY	PREVIOUSLY FILED
EXHIBIT E – SALES MATERIAL	PREVIOUSLY FILED
EXHIBIT F – TEST THE WATERS MATERIAL (Previously Filed)	PREVIOUSLY FILED
EXHIBIT G – EIN CONFIRMATION	PREVIOUSLY FILED
EXHIBIT H – COMPARABLE PROPERTIES	PREVIOUSLY FILED

Item 2. Description of Exhibits

(1) *Operating Agreement* — The operating agreement corresponding thereto as presently in effect and any amendments thereto.
(2) Certificate of Formation – state of Delaware written instrument by which the limited liability series company is created under state law.
(4) *Subscription agreement* — The form of any subscription agreement to be used in connection with the purchase of securities in this offering.
(5) *Opinion re legality* - Opinion by Jillian Ivey Sidoti stating that the units are non-assessable and fully paid.
(6) *Sales Material* — Any material required to be filed by virtue of Rule 256.
(7) *"Test the Water" Material* — Any written document or broadcast script used under the authorization of Rule 254. This material has previously been filed with the SEC and the Indiana Securities Division.
(8) Employee Identification Number — also known as a Federal Tax Identification Number, and is used to identify a business entity.(9) *Comparable Properties* – those properties currently listed on the Commerical Real Estate Brokerage site, Loopnet (www.loopnet.com). These are properties similar to those properties the Manager may consider acquiring on behalf of the Company.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vincennes, State of Indiana on 4/9/2009.

EquityPoint, LLC Fund 1 Series
(Issuer)

By

Matt Buckels, Managing Member,
EquityPoint, LLC Management Series
Manager

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Matt Buckels, Managing Member,
EquityPoint, LLC Fund I Series